Mail Stop 4561

May 15, 2008

Mr. Mark A. Keidel
Chief Financial Officer
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD 21224

        Re: **First Mariner Bancorp**
                    Form 10-K for the Fiscal Year Ended December 31, 2007
                    Form 10-Q for the Fiscal Quarter Ended March 31, 2008
                    File No. 0-21815

Dear Mr. Keidel:

We have reviewed the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Credit Risk Management, page 45

1.   We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to residential and commercial real estate loans (including Alt A and construction loans). Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the modest increase in your allowance for loan losses.

2.   We note that you increased your allowance for loan losses by only 7 basis points from December 31, 2006 to December 31, 2007 despite an 82 bps increase in net charge-offs and a 296 bps increase in non-performing assets. We also note that your specific reserves for impaired commercial loans decreased from $536k to $241k despite a $12.7 million increase in impaired commercial loans during the same period. Please tell us and revise future filings to explain how you determined that the change in your allowance in 2007 was directionally consistent with your asset quality changes, particularly with respect to your commercial loan portfolio.

3.   Please revise future filings to provide the disclosure required by paragraph 20(a) of SFAS 114 for both your commercial and consumer impaired loans. Provide us with a draft or your intended disclosure revisions.

Item 8. Financial Statements, page 63

Notes to Consolidated Financial Statements, page 68

Note 1 – Summary of Significant Accounting Policies, page 68

Repurchased Loans, page 70

4.   We note you repurchase loans due to delinquent payments by the borrower within the first 90 days of the loans' term. We also note that you apply SOP 03-3 to these repurchases. Please tell us, and disclose in future filings, the following related to these repurchases:

- how you determine the fair value of a loan at the time of purchase;
- how you recognize interest income for repurchased loans considering the guidance in paragraphs 5-6 of SOP 03-3;

- how you determine when to return a repurchased loan to accrual status and what information is used. Discuss the typical timing of returning the loan to accrual status. Explain the extent to which you use market versus internal estimates for these purposes; and
- how you account for subsequent changes in cash flows expected to be collected on repurchased loans. Refer to paragraphs 7-8 of SOP 03-3.

5. Please revise future filings to provide the disclosures required by paragraphs 14 – 16 of SOP 03-3 with respect to your repurchased loans for each period presented.

Transferred Loans, page 70

6. We note your disclosure on page 48 that you transferred loans from held for sale to held for investment as the secondary market for these products became increasingly illiquid in 2007. As a result, you transferred $16.9 million of loans from held for sale to held for investment and recorded a write-down of $1.1 million. We have the following comments related to this transfer:

   - please tell us the additional facts and circumstances related to the background, timing, and reasons for this transfer;
   - please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans;
   - please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price; do you believe you can transfer the loans back to held for sale at that time;
   - please tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale; and
   - please provide us detailed information about how you determined the fair value of the loans on the date of the transfer.

   Please refer to paragraph 6 of SFAS 65 and SOP 01-6.

7. Please tell us how you intend to recognize income on the $16.9 million of loans transferred from held for sale to held for investment and the authoritative literature relied upon in making this determination. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, specifically address the accounting for the discount associated with the loans which arose upon transfer of the loans for sale (where they were carried at the lower of cost or market) to held for

investment. Furthermore, if material, consider the need to disclose in MD&A the impact of accreting the LOCOM discount on your results of operations.

Transfers of Financial Assets, page 72

8.   Please revise future filings to clearly disclose how sale accounting for transfers of financial assets is impacted by the recourse provisions included in your investor sales agreements. Specifically disclose the terms of the repurchase agreements and how you account for the recourse provisions at the time of sale and in subsequent periods.

9.   Please provide us with a rollforward of your recourse obligations under repurchase agreements for each period presented. This rollforward should include the initial recourse obligations recorded at the time of sale, subsequent changes to your initial estimates and reductions as a result of actual repurchases. Please also explain how your secondary market valuations impact your recourse obligation.

Note 4 - Loans Receivable and Allowance for Loan Losses, page 76

10.   We note that you had $10.5 million of troubled debt restructures as of December 31, 2007. Please tell us the following concerning these loans:

- please tell us if you initially measure impairment on a loan-by-loan basis or if you aggregate loans. Refer to paragraph 12 of SFAS 114; and
- please tell us the amount of loans and the amount of impairment recorded using the three methods prescribed by paragraph 13 of SFAS 114 (present value of expected cash flows, loans observable market price, or fair value of collateral).

Note 13 – Income Taxes, page 90

11.   Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS No. 109.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you any questions.

Sincerely,

Angela Connell
Reviewing Accountant